SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CHIQUITA BRANDS INTERNATIONAL, INC.

(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

170032809

(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita” or the “Company”). Chiquita’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina, 28202. Chiquita’s telephone number at this address is (980) 636-5000.

Securities

The title of the class of equity securities to which this Statement relates is Chiquita’s common stock, par value $0.01 per share (such securities, “Shares”). At the close of business on October 31, 2014, 47,112,311 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Chiquita, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Chiquita’s website address is www.chiquita.com. The information on Chiquita’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by Cavendish Acquisition Corporation, a New Jersey corporation (“Offeror”) and a wholly owned subsidiary of Cavendish Global Limited, a company incorporated in England and Wales (or any permitted successor thereto, “Cavendish Global”), to acquire all the outstanding Shares disclosed in a Tender Offer Statement on Schedule TO, dated November 4, 2014 (the “Schedule TO”), as filed with the Securities and Exchange Commission (the “SEC”), at a price of $14.50 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law.

The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) filed by Offeror with the SEC on November 4, 2014. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 26, 2014, among the Company, Cavendish Global, Offeror and, solely for purposes of Article IX thereof, Burlingtown UK LTD (“Burlingtown”) and Erichton Investments Ltd. (“Erichton” and, together with Burlingtown, Cavendish Global and Offeror, “Cutrale-Safra”). Following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Offeror shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Offeror will cease and the Company shall continue as a wholly owned subsidiary of Cavendish Global (the “Surviving Corporation”). Cavendish Global’s and Offeror’s obligations to consummate the Offer is subject to, among other things, the condition that, together with the Shares beneficially owned by Cavendish Global and Offeror, at least a majority of the total number of outstanding Shares (calculated on a fully diluted basis excluding (i) securities convertible into Shares pursuant to the Company’s 4.25% Convertible Senior Notes due 2016 (the “Convertible Notes”) and (ii) Shares issuable pursuant to the Top-Up Option) shall have been validly tendered and not validly withdrawn as of the expiration of the Offer. If such condition is satisfied and the other conditions to the Offer set forth in the Merger Agreement are otherwise satisfied or waived, Offeror will thereafter be obligated to, and Cavendish Global shall cause Offeror to, consummate the Offer and accept for payment and pay for (subject to any withholding tax) all Shares validly tendered and not validly withdrawn as promptly as practicable (and in any event within three (3) business days) after the expiration of the Offer (the “Acceptance Time”). If the Offer is consummated and certain other conditions set forth in the Merger Agreement are satisfied or waived, Cavendish Global and Offeror will beneficially own (including, if applicable, through exercise of the Top-Up Option described below in Item 8) a sufficient number of Shares to, and will be obligated under the Merger Agreement to, consummate the Merger through the “short-form” procedures available under New Jersey law at the effective time of the Merger (the “Effective Time”) without additional shareholder approvals, as described below in “Required Approvals” and “Top-Up Option.” As a result of the Merger, any remaining outstanding shares not held by the Company as treasury stock or owned, directly or indirectly, by Cavendish Global or Offeror will be converted into the right to receive the Offer Price (such amount, the “Merger Consideration”). Appraisal rights will not be available under New Jersey law for the Offer, and we expect that no appraisal rights will be available in the Merger, as described below in Item 8 under “Appraisal Rights.”

Unless extended under the circumstances set forth in the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day of Wednesday, December 3, 2014.

A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement.

According to the Schedule TO, the principal business address of Offeror is 830 Bear Tavern Road, West Trenton, New Jersey 08628 (telephone number (212) 704-5518).

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Relationship with the Offeror and its Affiliates

According to the Schedule TO, as of November 4, 2014, (i) other than the ownership of 100 Shares by Cavendish Alpha Corporation (“Cavendish Alpha”), a wholly owned subsidiary of Erichton (which owns 50% of the equity interests in Cavendish Global and is an affiliate of the Safra Group), and 106,689 Shares by Erichton and (ii) other than as set forth in the Merger Agreement or elsewhere in Schedule TO, Cutrale-Safra, do not have a relationship with the Company.

Arrangements with Offeror

Merger Agreement

The summary description of the Merger Agreement set forth in “The Tender Offer — The Transaction Documents” of the Offer to Purchase is incorporated by reference herein. The summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The summary description has been included in the Offer to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Offeror, Cavendish Global or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the Company’s shareholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of the Company, Offeror, Cavendish Global or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Company, Offeror and Cavendish Global publicly file with the SEC.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the time the Merger becomes effective. Subject to certain limited exceptions in the Merger Agreement (including certain exceptions relating to the exercise of the fiduciary duties of the Board of Directors of the Company (the “Board”)), the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals. The Merger Agreement also contains certain termination rights for the Company and Cavendish Global and provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, the Company may be required to pay Cavendish Global a termination fee of $25 million (the “Company Termination Fee”).

Confidentiality Agreement

On September 9, 2014, the Company, Cavendish Global, Burlingtown, which owns 50% of the equity interests in Cavendish Global and is an affiliate of the Cutrale Group, Erichton, which owns 50% of the equity interests in Cavendish Global and is an affiliate of the Safra Group and Offeror entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which Cutrale-Safra agreed (i) to keep strictly confidential, except as specifically provided by the Confidentiality Agreement, certain Information (as defined in the Confidentiality Agreement) of the Company provided to Cutrale-Safra in connection with each party’s consideration of a possible transaction between the Company and Cutrale-Safra and (ii) to use such information solely for the purpose of evaluating such transaction. The Confidentiality Agreement does not generally expire. Cutrale-Safra also agreed, among other things, to a customary standstill provision that, subject to certain exceptions, would last for a period of one year.

Arrangements with Current Executive Officers and Directors of the Company

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 11, 2014 (the “2014 Proxy Statement”), relating to the Company’s 2014 annual meeting of shareholders, which excerpts are set forth as Exhibit (e)(2) hereto and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and either (i) the Company or any of its executive officers, directors, or affiliates, or (ii) Cutrale-Safra, Offeror or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(2) is incorporated herein by reference and includes the following sections from the 2014 Proxy Statement: “Compensation of Directors,” and “Compensation of Executives Officers.”

Any information contained in the pages from the 2014 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Set forth below is a discussion of the treatment in connection with the Offer of various equity incentive compensation awards held by the Company’s non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below is prior to giving effect to any withholding tax obligations and assumes that the non-employee directors and executive officers will receive the same $14.50 per Share consideration being offered to all other shareholders of the Company in connection with the Offer. The Offer, if consummated according to its terms, will constitute a change in control of the Company as defined in the Company plans and agreements.

Treatment of Stock Options

The Chief Executive Officer of the Company, Edward F. Lonergan, currently holds stock options to acquire 1,440,062 Shares, at a per-share exercise price of $7.68, all of which are vested. This award will, to the extent then outstanding, be cancelled at the Effective Time in exchange for a cash payment equal to the difference between the $14.50 per Share consideration being offered to shareholders in the Offer and the $7.68 per Share exercise price of the stock options, multiplied by the number of Shares subject to the stock options.

Assuming stock options with respect to all 1,440,062 Shares remain outstanding, at the time of the Merger, Mr. Lonergan will be entitled to receive $9,821,223 in respect of the stock options (less applicable tax withholding).

Treatment of Time-Vesting Restricted Stock Units

The Company has granted time-vesting restricted stock unit awards to its executive officers. Pursuant to the Merger Agreement, the vesting of these awards will, to the extent outstanding, be fully accelerated upon the closing of the Offer.

For the Company’s executive officers, the amounts that would be realized with respect to their aggregate time-vesting restricted stock unit awards held as of October 31, 2014 upon the closing of the Offer, based on the Offer price of $14.50 per Share, are as follows:

Name	Number of Restricted Stock Units	Value of Time-Vesting Restricted Stock Units
Edward F. Lonergan	79,412	$1,151,474
Rick P. Frier	47,638	$690,751
Brian W. Kocher	89,025	$1,290,863
Kevin R. Holland	70,748	$1,025,846
James E. Thompson	67,031	$971,950
Manuel Rodriguez	24,550	$355,975

Treatment of Performance-Vesting Restricted Stock Units

The Company has granted performance-vesting restricted stock unit awards to its executive officers. Pursuant to the Merger Agreement, these awards will, to the extent outstanding, be vested at the target level of performance upon the closing of the Offer.

For the Company’s executive officers, the amounts that would be realized with respect to their aggregate performance-vesting restricted stock unit awards held as of October 31, 2014 upon the closing of the Offer, based upon vesting of the target level of performance and the Offer price of $14.50 per Share, are as follows:

Long-Term Incentive Program Awards

Name	Performance Cycle	Target Number of Restricted Stock Units	Value	Performance Cycle	Target Number of Restricted Stock Units	Value	Performance Cycle	Target Number of Restricted Stock Units	Value
Rick P. Frier	2014 – 2016	56,150	$814,175	2013 – 2015	80,342	$1,164,959	2012 – 2014	0	$0
Brian W. Kocher	2014 – 2016	62,389	$904,641	2013 – 2015	84,805	$1,229,673	2012 – 2014	66,800	$968,600
Kevin R. Holland	2014 – 2016	46,791	$678,470	2013 – 2015	66,951	$970,790	2012 – 2014	54,655	$792,498
James E. Thompson	2014 – 2016	46,791	$678,470	2013 – 2015	66,951	$970,790	2012 – 2014	54,655	$792,498
Manuel Rodriguez	2014 – 2016	18,093	$262,349	2013 – 2015	24,103	$349,494	2012 – 2014	19,433	$281,779

Other Performance-Based Awards

The Company has granted relocation awards and stock price vesting restricted stock unit awards based on its stock price to certain of its executive officers. Pursuant to the Merger Agreement, upon the closing of the Offer, these awards will vest in full.

For the Company’s executive officers, the amounts that would be realized with respect to their aggregate relocation awards and the stock price-vesting restricted stock unit awards held as of October 31, 2014, upon the closing of the Offer, are estimated to be approximately as follows, based on the Offer price of $14.50 per Share:

	Relocation Awards		PRSUs
Name	Number of Restricted Stock Units	Value	Number of Restricted Stock Units	Value
Brian W. Kocher	14,535	$210,758	50,000	$725,000
Kevin R. Holland	14,535	$210,758	50,000	$725,000
James E. Thompson	14,535	$210,758	50,000	$725,000
Manuel Rodriguez	9,690	$140,505	50,000	$725,000

Fyffes Retention Arrangements with Certain Company Executive Officers

The Company approved retention arrangements with certain of its executive officers in connection with the proposed combination with Fyffes. Due to the termination of the Transaction Agreement, dated as of March 10, 2014, by and among the Company, ChiquitaFyffes Limited (formerly called Twombly One Limited), CBII Holding Corporation, Chicago Merger Sub, Inc. and Fyffes, as amended by Amendment No. 1, dated September 25, 2014 (as amended, the “Fyffes Transaction Agreement”), no amounts will be payable under and no benefits will be payable pursuant to these retention arrangements. For more information on these arrangements, please see “The Combination — Interests of Certain Persons in the Combination — Chiquita — Retention Arrangements with Certain Chiquita Executive Officers” in the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on August 6, 2014 (the “Fyffes Transaction Proxy Statement”), which excerpts are set forth as Exhibit (e)(3) hereto and incorporated herein by reference, and “Update to the Combination — Update to Interests of Certain Persons in the Combination — Chiquita — Retention Arrangements with Certain Chiquita Executive Officers” in the Supplement No. 1 to the Fyffes Transaction Proxy Statement, dated and filed with the SEC on October 10, 2014, which excerpts are set forth as Exhibit (e)(4) hereto and incorporated herein by reference.

Directors’ Restricted Stock Unit Awards

In the past, the Company granted restricted stock unit awards to its non-employee directors as part of their compensation. Pursuant to the Merger Agreement, upon the closing of the Offer, all of these awards of restricted stock units shall vest.

For non-employee directors, the amounts that would be realized with respect to their aggregate restricted stock unit awards held as of October 31, 2014, are estimated to be approximately as follows, based on the Offer price of $14.50 per Share:

Name	Number of Restricted Stock Units	Value of Restricted Stock Units
Howard W. Barker, Jr.	10,051	$145,740
Clare M. Hasler-Lewis	2,500	$36,250
Steven P. Stanbrook	10,000	$145,000

Payment of Director Deferred Compensation

Certain of the Company’s non-employee directors have vested deferred compensation balances which will be distributed in the event that the director ceases to be on the Board. The accounts are denominated in cash and stock units. The directors and the value of their account balances as of October 31, 2014, with the value of the stock unit holdings based on the Offer price of $14.50 per Share, are as follows:

Name	Number of Stock Units	Value of Stock Units
Kerri B. Anderson	2,479	$35,946
Howard W. Barker, Jr.	60,812	$881,774
Clare M. Hasler-Lewis	63,857	$925,927
Craig E. Huss	4,086	$59,247

Other Potential Severance and Change in Control Benefits of Executive Officers

Lonergan Agreement

Mr. Lonergan is party to an employment agreement with the Company. Pursuant to the employment agreement, if upon or following a change in control (which will occur upon the closing of the Offer), Mr. Lonergan’s employment is terminated for any reason other than cause or disability, or Mr. Lonergan terminates his employment for good reason (as defined in the employment agreement), he will receive a lump sum severance payment of $1,900,000 (equal to the sum of (a) his annual base salary and (b) his target bonus). In addition, upon a termination under such circumstances, Mr. Lonergan will be entitled to a payment of $2,520,000 in satisfaction of a performance stock unit award which was to be granted to him under the employment agreement. In addition, his welfare benefits shall be continued for a period of 12 months following the date of termination at a cost of $11,093. Mr. Lonergan will not be entitled to any gross-up with respect to golden parachute excise taxes that may be incurred in connection with payments under the agreement and these amounts do not take into effect any possible reduction in payments due to the effects of Section 280G of the Internal Revenue Code.

Change in Control Severance Agreements

The Company has entered into Change in Control Severance Agreements (the “CIC Agreements”) with each of the Company’s executive officers other than Mr. Lonergan. The CIC Agreements provide certain benefits in the event that the executive officer is involuntarily terminated without “cause” or resigns for “good reason” (as each is defined in the CIC Agreement) within two years following a change in control (which will occur upon the closing of the Offer).

Payments under the CIC Agreements are in lieu of any other severance payments to which the officer may otherwise be entitled. Under each CIC Agreement, the executive officer will be entitled to:

•	a lump sum severance payment equal to two times the sum of the executive officer’s annual salary and target annual incentive;
•	a pro rata target annual incentive for the year in which the termination occurs;
•	two years’ continuation of medical and other health and welfare benefits;
•	vesting of all 401(k) plan employer contributions;
•	vesting of all accrued basic and incremental matching employer contributions under the Company’s Capital Accumulation Plan; and
•	outplacement services in accordance with the Company’s policy.

Cash severance amount will be reduced to the extent necessary not to subject the total severance compensation to “golden parachute” excise taxes, but only if such reduction leaves the executive in a better after tax position.

Based on the executives’ compensation levels as of October 31, 2014, the amounts payable under the CIC Agreements upon a qualifying termination as of December 31, 2014, based on the Offer price of $14.50 per Share, are as follows (without taking into account the vesting of equity awards described above or any possible reduction due to the effects of the golden parachute excise taxes described above):

Name	Cash Severance	Pro-rated Annual Bonus	Health and Welfare Benefits Continuation	Outplacement Service	Total
Rick P. Frier	$1,717,000	$353,500	$25,041	$18,500	$2,114,041
Brian W. Kocher	$1,768,000	$364,000	$42,376	$18,500	$2,192,876
Kevin R. Holland	$1,567,500	$308,750	$41,683	$18,500	$1,936,433
James E. Thompson	$1,536,000	$288,000	$42,246	$18,500	$1,884,746
Manuel Rodriguez	$1,071,000	$178.500	$26,174	$18,500	$1,294,174

Indemnification of Directors and Officers; Limitation of Liability of Directors

The Merger Agreement provides that that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of the Merger Agreement in favor of each present and former director, officer or employee of the Company or any of its subsidiaries provided for in their respective organizational documents or in any agreement to which the Company or any of its subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by the Merger Agreement) shall survive the Offer, Merger and the Top-Up Option, if applicable, and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Cavendish Global shall cause the Surviving Corporation to maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the organizational documents of the Company and its subsidiaries or in any agreement to which the Company or any of its subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of the Company or any of its subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by the Merger Agreement); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six (6) year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to the Merger Agreement in respect thereof shall continue until disposition thereof. From and after the Effective Time, Cavendish Global shall assume, be jointly and severally liable for, and honor and guaranty, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in the Merger Agreement without limit as to time.

At and after the Effective Time, each of Cavendish Global and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director, officer or employee of the Company or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of the Company or any of its subsidiaries (each, together with his or her respective heirs and representatives, a “Indemnified Party” and, collectively, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of the Company or any of its subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of the Company or any of its subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by the Merger Agreement).

For a period of six (6) years from the Effective Time, Cavendish Global shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the time and date on which Offer Sub accepts all Shares validly tendered and not validly withdrawn for payment maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time (provided that Cavendish Global may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured) or (ii) a “tail” policy (which the Company may purchase at its option prior to the Effective Time so long as the cost therefor is less than $1.4 million (or such higher amount as may be approved by Cavendish Global), and, in such case, Cavendish Global shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honored by the Surviving Corporation) under the Company’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to the Company’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of the Company’s directors’ and officers’ insurance policy in effect as of the date of the Merger Agreement; provided, however, that, after the Effective Time, Cavendish Global shall not be required to pay annual premiums in excess of three hundred percent (300%) of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

The rights of each Indemnified Party under the Merger Agreement shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of the Company or any of its subsidiaries, as applicable, any agreement, any insurance policy, the New Jersey Business Corporation Act (the “NJBCA”) (or any other applicable law) or otherwise. These provisions of the Merger Agreement shall survive the Offer, the Merger and the Top-Up Option, if applicable, and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of the indemnification obligations provided for in the Merger Agreement and shall be entitled to enforce such covenants contained in the Merger Agreement). Cavendish Global shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement.

In the event Cavendish Global, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than fifty percent (50%) of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Cavendish Global assume the indemnification obligations discussed above.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated by reference.

Section 14A:3-5(2) of the NJBCA provides that a New Jersey corporation has the power to indemnify its directors, officers, employees or agents of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee, or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent (each, a “corporate agent”), against his expenses and liabilities in connection with any proceeding involving such corporate agent by reason of his being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful.

Section 14A:3-5(3) of the NJBCA provides that a New Jersey corporation has the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that a court determines upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity.

Further, Section 14A:3-5(4) of the NJBCA provides that a New Jersey corporation must indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in a proceeding referred to in the statutes described in the immediately preceding two paragraphs or in defense of any claim, issue or matter therein.

Any indemnification under Section 14A:3-5(2) of the NJBCA and, unless ordered by a court, under Section 14A:3-5(3), may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in Section 14A:3-5(2) or in Section 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made: (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or (c) by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation before the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

The power to indemnify and pay expenses under the NJBCA does not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled to under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted to be made to or on behalf of such corporate agent if a judgment or other final adjudication adverse to such corporate agent establishes that his acts or omissions were in breach of his duty of loyalty to the corporation or its shareholders, were not in good faith or involved a knowing violation of the law, or resulted in receipt by such corporate agent of an improper personal benefit.

The foregoing summary is not a complete statement of law pertaining to indemnification of directors and officers under New Jersey law and is qualified in its entirety by reference to New Jersey law.

The Company’s Fourth Restated Certificate of Incorporation requires that the Company’s directors, officers, employees, trustee or other fiduciary of the Company or anyone serving in a similar capacity at the request of the Company be indemnified to the fullest extent permitted and in the manner provided by and the circumstances described in the NJBCA. The Company’s Fourth Restated Certificate of Incorporation also provides that a director and officer of the Company shall be relieved of liability for breach of any duty owed as director or officer to the Company or any of its shareholders, except to the extent that such relief from liability is not permitted under the NJBCA, as the same currently exists or may be amended, or under any revision to the NJBCA or any successor statute. The NJBCA, as currently in effect, does not permit such relief from liability for breaches of duty based upon an act or omission in breach of the director’s duty of loyalty, not in good faith or involving a knowing violation of law, or resulting in the receipt by the director of an improper personal benefit.

In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that, upon the payment for Shares accepted for payment under the Offer, Cavendish Global will be entitled to designate a number of directors, rounded up to the next whole number, to the Board that is in the same proportion as the Shares beneficially owned by Cavendish Global to the total number of Shares then outstanding, and the Company will promptly take all actions reasonably necessary to cause Cavendish Global’s designees to be so elected, including, if necessary by increasing the size of the Board and/or obtaining the resignation of one or more existing directors; provided, however, that until the closing of the Merger, the Company’s chief executive officer and at least three independent directors of the Company will remain on the Board. Prior to the day any such person takes office as a director, the Company will file with the SEC and deliver to shareholders an information statement containing the information required under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Merger Agreement required that the information statement be delivered with this Statement. However, pursuant to a waiver provided to the Company on November 2, 2014, Cavendish Global

waived the Company’s obligation to deliver the information statement with this Statement. Instead, the Company agrees to prepare the information statement and deliver it to shareholders promptly following Cavendish Global’s written request to the Company to do so, and in no event more than two (2) business days following such request. Following the election or appointment of Cavendish Global’s designees, the approval of a majority of the independent directors of the Company in office prior to the appointment of the designees will be required to authorize certain matters related to the Merger Agreement.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

At a meeting held on October 26, 2014, the Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved the Merger Agreement and consummation of the transactions contemplated thereby and (iii) subject to the terms of the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to Offeror pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger.

Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The following summarizes the material events that led to the signing of the Merger Agreement, but does not purport to catalogue every conversation or meeting that may have taken place among the various representatives of the parties involved.

On March 10, 2014, following several months of discussion, negotiations and diligence, the Company and Fyffes agreed, by entering into the Fyffes Transaction Agreement, to combine under a new holding company incorporated in Ireland to be named ChiquitaFyffes plc (“ChiquitaFyffes”). Pursuant to the Fyffes Transaction Agreement, ChiquitaFyffes would have acquired all of the outstanding shares of Fyffes in return for the issue to Fyffes shareholders of newly issued ordinary shares of ChiquitaFyffes, pursuant to a scheme of arrangement under Irish law (the “Scheme”). Immediately following and conditioned upon the consummation of the Scheme, Chicago Merger Sub, Inc., a New Jersey corporation and a wholly owned indirect subsidiary of ChiquitaFyffes, would have merged with and into the Company (the “ChiquitaFyffes Merger,” and together with the Scheme, the “Combination”), with the Company surviving the ChiquitaFyffes Merger. As a result of the Combination, both the Company and Fyffes would have become wholly owned subsidiaries of ChiquitaFyffes. Additional information regarding the events that led up to the execution of the Fyffes Transaction Agreement are set forth beginning on page 59 of the Fyffes Transaction Proxy Statement.

On August 11, 2014, Cutrale-Safra, on an unsolicited basis, delivered a letter to the Company expressing interest in pursuing an all cash acquisition of the Company at a price of $13.00 per Share by an entity newly formed by an affiliate of Cutrale-Safra. Later on August 11, 2014, the Company issued a press release confirming receipt of Cutrale-Safra’s proposal.

On August 12, 2014, members of the Company’s management and its advisors met at the offices of Goldman, Sachs & Co., the Company’s financial advisor (“Goldman Sachs”), in New York to discuss the Cutrale-Safra offer relative to the proposed transaction with Fyffes. Also on August 12, 2014, the Board met telephonically, together with members of management and the Company’s financial and legal advisors, to review and discuss Cutrale-Safra’s proposal and decided to reconvene on August 14, 2014 so that the Board and the Company’s advisors could give additional consideration to Cutrale-Safra’s proposal.

On August 14, 2014, the Board, together with its financial and legal advisors, met telephonically and, after giving additional consideration to the proposal, unanimously determined that Cutrale-Safra’s proposal was inadequate and not in the best interest of the Company’s shareholders. Having made such a determination, the Company also determined not to furnish information to, and have discussions and negotiations with, Cutrale and Safra at that time. A press release was issued announcing the Board’s determination and a letter was sent to Cutrale-Safra rejecting Cutrale-Safra’s proposal.

On August 15, 2014, Cavendish Global and Offeror filed a preliminary proxy statement with the SEC which, in its definitive form, was intended to be used to solicit votes from the Company’s shareholders against the Combination.

On August 17, 2014, the Board met telephonically, together with members of management and outside advisors, to further discuss the unsolicited offer from Cutrale-Safra, and to discuss potential responses by the Company to the unsolicited offer, along with the August 15 preliminary proxy statement. At the meeting, the Board reconfirmed its prior determination.

On August 19, 2014, the Company’s and Fyffes management teams, along with their respective advisors, met at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s legal advisor (“Skadden Arps”), in New York to discuss next steps and work on an investor presentation, intended for use with the proxy advisory firms regarding the Company’s special meeting of shareholders in connection with the Combination.

On August 24, 2014, the Board met telephonically, together with members of management and outside advisors, to discuss the public announcement by the Company of a range of Company operating efficiencies and increases in synergy estimates related to the Combination. At the meeting, the Board, after consulting with management and its outside advisors, approved in principle the discussed announcements of Company operating efficiencies and increases in synergy estimates related to the Combination.

On August 26, 2014, representatives of Cutrale-Safra met telephonically with representatives of Institutional Shareholder Services, Inc. (“ISS”) regarding the Cutrale-Safra proposal. Later that day Cutrale-Safra filed the slide presentation used in that meeting with the SEC, in support of its solicitation of votes from the Company’s shareholders against the Combination.

On August 26, 2014, Cavendish Alpha sent a shareholder demand letter for the production of a Company shareholder list pursuant to Section 1315 of the New York Business Corporation Law.

On August 27, 2014, the Company and Fyffes announced that they had identified an additional $20 million of synergies related to the Combination, for a total of at least $60 million in annualized pre-tax cost synergies by the end of 2016, reflecting additional information that had become available regarding optimization of sourcing and shipping logistics, as well as the output of the information technology integration planning work stream that was established after the Combination was first announced. The Company also announced a range of operating efficiency initiatives.

On August 27, 2014, Fyffes also announced its results for the first half of 2014, including an increase to its EBITA (earnings before interest taxes and amortization) target for 2014.

On August 27, 2014, the Company filed a presentation with the SEC for consideration by investors and the proxy advisory firms regarding the Company’s special meeting of shareholders in connection with the Combination.

On August 27, 2014, the Company also issued a press release and sent a letter to the Company’s shareholders highlighting benefits of the Combination and reaffirming the Board’s recommendation of the Combination.

On August 27, 2014, the Board and members of management met at the Company’s headquarters, together with outside advisors, to discuss potential responses by the Company to the Cutrale-Safra proposal and potential changes to the terms and/or economics of the Combination to provide the Company’s shareholders with additional value.

Later on August 27, 2014, Cutrale-Safra issued a press release commenting on the announcement by the Company and Fyffes of the additional $20 million of synergies related to the Combination.

On August 27, 2014, Cutrale-Safra filed an amended preliminary proxy statement with the SEC soliciting votes from the Company’s shareholders against the Combination and related shareholder proposals, and for the Cutrale-Safra proposal.

On August 28, 2014, Cutrale-Safra filed with the SEC a presentation supplementing their earlier investor presentation of August 26, 2014, regarding the Company’s special meeting of shareholders in connection with the Combination, commenting on the presentation recently filed by the Company.

On August 28, 2014, Cavendish Global, Burlingtown, Erichton and Offeror filed a definitive proxy statement with the SEC indicating their intention to solicit proxies in opposition to the Combination.

On August 29, 2014 and again on September 1, 2014, members of the Company’s and Fyffes management teams met telephonically to discuss the possibility of Fyffes proposing revised transaction terms for consideration by the Board that would provide the Company’s shareholders with additional value. As part of these discussions, Fyffes indicated that any proposal by Fyffes, if one were to be made, would also include additional walk-away rights for Fyffes and a break fee more customary for transactions of this type payable by the Company if the Fyffes Transaction Agreement were to be terminated under certain circumstances.

On September 1, 2014, Fyffes, having received Irish High Court approval, made a technical change to the Scheme by modifying the Scheme to include the definition of “Cancellation Shares” (which had been omitted inadvertently) in the terms of the Scheme pursuant to paragraph 9 of the Scheme and an order of the Irish High Court.

On September 2, 2014, the Company filed a presentation with the SEC and sent a letter to its shareholders commenting on the points raised by Cutrale-Safra in its investor presentation, emphasizing, in particular, the potential value of a combined company with Fyffes.

On September 2, 2014, Fyffes also filed a presentation with the SEC commenting on the points raised by Cutrale-Safra in its investor presentation, in particular emphasizing Fyffes proven track record in growing its business, Fyffes history of successfully integrated acquisitions, Fyffes long-standing relationship with producers, the total amount of Fyffes hectares of managed production, and the percentage of Fyffes European volume sold through contracted sales.

On September 2, 2014, Fyffes issued an announcement that it was on that day posting to its shareholders its updated profit forecast, the updated merger benefit statement of the Company and a supplemental notice to shareholders dated September 1, 2014 in respect of the Combination.

On September 3, 2014, Cutrale-Safra issued a press release regarding the Company’s presentation and its letter dated September 2, 2014.

On September 3, 2014, Skadden Arps, on behalf of the Company, sent a response to Cravath, Swaine & Moore LLP, Cutrale-Safra’s legal advisors (“Cravath”), regarding Cavendish Global’s August 26 shareholder demand letter in which the Company confirmed its willingness to provide certain of the requested shareholder information provided that Cavendish Global furnished the affidavit required by Section 1315(b) of the New York Business Corporation Law and executed an appropriate confidentiality agreement regarding the shareholder list.

On September 4, 2014, the various proxy advisory firms recommended, in connection with the Combination, that, among other things, the Company’s shareholders vote against approval of the Fyffes Transaction Agreement, principally based on the Board’s failure to engage in discussions with Cutrale-Safra.

On September 5, 2014, Cutrale-Safra issued press releases regarding the recommendations of the various proxy advisory firms.

On September 5, 2014, management of the Company and Fyffes met telephonically and, following consultation with advisors, including Goldman Sachs, on behalf of the Company, and Lazard & Co., Limited (“Lazard”), on behalf of Fyffes, agreed on the terms to be proposed to the boards of the respective companies under which Fyffes would grant a waiver to the Company under the Transaction Agreement to permit the Company to furnish nonpublic information to Cutrale-Safra and engage in discussions and negotiations with Cutrale-Safra regarding its unsolicited proposal. The terms included the possibility of the Company paying a higher break fee to Fyffes upon termination of the Fyffes Transaction Agreement, if the Company had agreed with Cutrale-Safra to a higher break fee under similar circumstances.

On September 7, 2014, the Board met telephonically, together with members of management and outside advisors, to discuss developments regarding discussions with the European Commission relating to regulatory matters of the Combination, the unsolicited offer from Cutrale-Safra and discussions with Fyffes to postpone the Company’s special meeting of shareholders to allow the Company to engage in discussions with Cutrale-Safra. At the meeting, the Board approved the postponement of the Company’s special meeting of shareholders until October 3, 2014 and directed management and its advisors to obtain the waiver from Fyffes to allow the Company to provide Cutrale-Safra with an opportunity to conduct due diligence and present a definitive proposal for consideration by the Board. The Board also indicated its willingness to agree to Fyffes request for an increased break fee, payable if the Fyffes Transaction Agreement were terminated under the circumstances described above.

On September 8, 2014, Fyffes granted the Company a waiver permitting the Company to engage in discussions with Cutrale-Safra. As part of the waiver, the Company agreed that in the event that the Company agreed, in a definitive agreement with Cutrale-Safra, to a break fee payable upon acceptance of a superior proposal that was greater than the break fee presently payable under the Expenses Reimbursement Agreement, dated March 10, 2014, between the Company and Fyffes (the “Expenses Reimbursement Agreement”) under similar circumstances, such higher break fee would be payable to Fyffes. Each of the Company and Fyffes also issued a press release announcing the postponement of the Company’s special meeting of shareholders to October 3, 2014 and Fyffes intention to seek adjournments of its special court-ordered meeting and extraordinary general meeting (“EGM”) to October 3, 2014, respectively.

Later on September 8, 2014, the Company sent a letter to Cutrale-Safra indicating its willingness to offer to Cutrale-Safra the opportunity to conduct focused due diligence and present their final and best offer. In response to the Company’s letter to Cutrale-Safra dated September 8, 2014, Cutrale-Safra also issued a press release.

On September 10, 2014, the Company, Cavendish Global, Burlingtown, Erichton and Offeror executed a confidentiality agreement allowing Cutrale-Safra to conduct due diligence, including access to a data room and the Company’s management team. In connection with the execution of the confidentiality agreement, the timeline for submission of a proposal was not referenced, although Cutrale-Safra did indicate that it would use its best efforts to complete its due diligence and present its definitive offer as expeditiously as possible for the Company’s consideration. Over the course of the next several weeks, significant diligence was conducted, including by means of data room access, management meetings and site visits.

Cutrale-Safra stated in a press release dated September 10, 2014, that subject to the Company making a “Required Amendment” to its proxy materials, Cutrale-Safra would not move what had previously been referred to as proposal 6 (the Cutrale-Safra negotiation proposal — namely, a proposal to be moved by Cutrale-Safra to adjourn if, among other things, the Company had agreed to negotiate with Cutrale-Safra) at the October 3 special meeting of shareholders and would change its recommendation and seek to obtain proxies FOR proposal 5 (the Chiquita adjournment proposal). The “Required Amendment” was an amendment to the Company’s proxy materials that contained a commitment by the Company that any adjournment it would move for at the October 3 special meeting of shareholders would be either for 14 days or 21 days, at the Company’s option, except that the adjournment would be for 21 days if Cutrale-Safra were to so request. The Company provided the requested confirmation in an 8-K filed with the SEC later on September 10, 2014.

On September 11, 2014, Skadden Arps sent an initial draft of a Merger Agreement to Cravath, which was followed, on September 15, 2014, by an initial draft of the Company’s disclosure letter to the Merger Agreement.

On September 12, 2014, the Company mailed to its shareholders a supplemental notice for the Company’s postponed special meeting of shareholders.

On September 15, 2014, Fyffes issued an announcement reminding its shareholders of Fyffes intention to seek adjournments of the special court-ordered meeting and EGM then convened for September 17, 2014 and, subject to any direction of the Irish High Court, to reconvene such meetings on October 3, 2014.

On September 16, 2014, the Company and Fyffes issued a joint press release confirming that they were in discussions with the European Commission regarding possible limited commitments with a view to obtaining clearance of the proposed combination by the European Commission in its initial Phase I review period.

Between September 16 and September 19, 2014, representatives of Cutrale-Safra, along with their outside legal and financial advisors, met with members of the Company’s management team, along with its outside legal and financial advisors, at the Company’s headquarters in Charlotte, North Carolina, to conduct due diligence, including several “breakout” sessions covering specific topics related to the Company’s operations, strategy, management structure, legal, financial and accounting matters. Information shared with Cutrale-Safra was added to the electronic data room.

On September 17, 2014, the shareholders of Fyffes approved the adjournments of the special court-ordered meeting and EGM until October 3, 2014. Also, on September 17, 2014, Fyffes filed a presentation with the SEC further outlining the strategic rationale for the Combination.

Between September 17 and September 19, 2014, members of Fyffes management met with various shareholders of the Company. During these meetings, these shareholders indicated their belief that Fyffes would have to give the Company’s shareholders a greater share of the value in the combined company in order to receive the Company shareholder approval necessary to consummate the Combination.

On September 18, 2014, Cravath, on behalf of Cavendish Global, sent to Skadden Arps an executed copy of the confidentiality letter regarding the shareholder list and the affidavit requested by the Company in its September 3 letter to Cravath and, thereafter, records requested by Cavendish Global were provided to it.

On September 21, 2014, Cravath sent to Skadden Arps a mark-up of the draft Merger Agreement. On September 24, 2014, Skadden Arps and Cravath engaged in discussions related to the draft Merger Agreement, and on September 26, 2014, Skadden Arps sent to Cravath a mark-up of certain sections of the draft Merger Agreement.

On September 22, 2014, members of the Company’s and Fyffes management teams met at the Company’s headquarters in Charlotte, North Carolina, along with their respective financial advisors who participated by telephone, to discuss the feedback that Fyffes management had received from the Company’s shareholders and Fyffes belief that Fyffes would have to agree to adjust the exchange ratio in the Combination to give the Company’s shareholders a larger percentage of the combined company in order to receive the Company shareholder approval necessary to consummate the Combination. At the conclusion of the meeting, Fyffes proposed revised transaction terms, subject to final approval from the Fyffes board of directors, for consideration by the Board. The revised terms included a new exchange ratio that would result in the Company’s shareholders owning just under 60% of the equity of the combined company upon consummation of the Combination, subject to the Company agreeing to (1) a break fee payable by the Company if the Fyffes Transaction Agreement were terminated under certain specified circumstances equal to 3.5% of the total value attributable to the issued share capital of the Company that is the subject of the ChiquitaFyffes Merger, and (2) a termination right for Fyffes if the Company shareholder approval were not obtained on or prior to October 24, 2014, and in such event, Fyffes would be entitled to a termination fee if the Company were to enter into another transaction within nine months. Fyffes stated that it wished to publicly announce the revised transaction terms as soon as possible, subject to approval by the companies’ respective boards of directors and approval from the Irish Takeover Panel.

On September 23, 2014, Cutrale-Safra filed a shareholder presentation with the SEC.

On September 23, 2014, the Fyffes board of directors met telephonically to discuss, in consultation with their financial and legal advisors, the revised transaction terms proposed by management on September 22. After considering the matter, the Fyffes board of directors determined that it considered the revised terms to be fair and reasonable and authorized management to move forward on the revised terms.

On September 23, 2014, the Board met telephonically, together with members of management and outside advisors, to discuss the revised transaction terms proposed by Fyffes. At the meeting, representatives of Goldman Sachs reviewed its financial analysis of the amended transaction between the Company and

Fyffes, and the Board reviewed drafts of the amendment to the Fyffes Transaction Agreement and the Supplemental Expenses Reimbursement Agreement, noting, among other things, the fact that the amendment continued to allow the Company to engage in discussions with Cutrale-Safra so that the Board could consider, for the benefit of the Company’s shareholders, any offer that Cutrale-Safra might present. The Board expressed its belief that the increase in the break fee that might be payable pursuant to the Supplemental Expenses Reimbursement Agreement was within the customary range for transactions of this type and, in the Board’s judgment, reasonable in light of, among other things, the increase in consideration. The Board also authorized representatives of Goldman Sachs to reach out to representatives of Cutrale-Safra to confirm the status of their efforts, including whether a proposal would be forthcoming in the near future.

On September 24, 2014, a representative from Goldman Sachs and a representative from Cutrale-Safra had a status call in which the representative from Cutrale-Safra noted that Cutrale-Safra did not expect to propose a revised offer to the Company before the October 3 special meeting of the Company’s shareholders.

On September 25, 2014, Goldman Sachs delivered a written opinion to the Board that, as of the date of the amendment and based upon and subject to the factors and assumptions set forth in such written opinion, the merger consideration to be paid to the Company’s shareholders (other than Fyffes and its affiliates) pursuant to the Fyffes Transaction Agreement was fair, from a financial point of view, to such holders.

The Board approved the amendment to the Fyffes Transaction Agreement and the Supplemental Expenses Reimbursement Agreement between the Company and Fyffes by unanimous written consent dated September 25, 2014 and determined that the terms of the Combination, as amended, would further the strategies and goals of the Company and were fair to and in the best interests of the Company and its shareholders.

On September 25, 2014, members of the Company’s management team met with members of the Cutrale-Safra management team, together with their respective financial advisors, to discuss topics related to the Company’s operations, strategy, and management structure. Cutrale-Safra filed an amended and restated definitive proxy statement with the SEC.

On September 25, 2014, a committee of the Fyffes board of directors approved the final form of the documentation required to implement the revised terms.

On September 25, 2014, the Irish Takeover Panel issued its consent (subsequently confirmed in a letter dated September 26, 2014) to the revision in the Scheme consideration from 0.1567 of a ChiquitaFyffes ordinary share to 0.1113 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share (subject to approval by the High Court of Ireland of the proposed revision).

The Company and Fyffes subsequently executed the amendment to the Fyffes Transaction Agreement and the Supplemental Expenses Reimbursement Agreement between the Company and Fyffes.

On September 26, 2014, the Company and Fyffes announced the terms of the revised Combination. The Company and Fyffes issued a joint press release announcing the revised Combination and that the October 3 special meeting of the Company’s shareholders would be adjourned to October 24, 2014. The press release also noted that an application would be made to the High Court of Ireland for approval of the amendment to the terms of the scheme of arrangement of Fyffes.

On September 30, 2014, ChiquitaFyffes filed a post-effective amendment to the Registration Statement on Form S-4 (the “Post-Effective Amendment”) with the SEC. The Post-Effective Amendment included the first supplement (the “Proxy Supplement”) to the Fyffes Transaction Proxy Statement describing, among other things, the revised transaction terms and other matters related thereto.

On October 1, 2014, Skadden Arps and Cravath had a telephone call to discuss open issues related to the draft Merger Agreement. Following the call, Cravath sent to Skadden Arps a mark-up of the Merger Agreement. On October 3, 2014, Skadden Arps and Cravath had another telephone call to discuss open issues related to the draft Merger Agreement, following which Skadden Arps sent to Cravath a mark-up of the draft Merger Agreement.

On October 3, 2014, the Company and Fyffes announced that the companies had received clearance from the European Commission for their proposed merger transaction and that, as a result of such clearance, the Combination had now received all necessary regulatory approvals.

On October 3, 2014, the Company held a special meeting of the Company’s shareholders at which the Company’s shareholders approved the adjournment of the special meeting to October 24, 2014.

On October 6, 2014, a representative from Cutrale-Safra and a representative from Goldman Sachs had a telephone conversation during which the representative from Cutrale-Safra asked if there was a price at which the Board would be willing to agree to a transaction with Cutrale-Safra. The representative from Goldman Sachs responded that it was the Company’s perspective that the $13.00 per Share offer was inadequate, but that the Board would give due consideration to any increased offer from Cutrale-Safra.

On October 6, 2014, and October 8, 2014, respectively, ChiquitaFyffes filed a second and third Post-Effective Amendment with the SEC, which the SEC declared effective on October 8, 2014.

On October 7, 2014, Skadden Arps and Cravath had a telephone call to discuss open issues related to the draft Merger Agreement.

On October 10, 2014, following the grant by the High Court of Ireland of the necessary order, the Company and Fyffes announced, in accordance with the Irish Takeover Rules, the terms of the revised Combination and announced that each company had commenced mailing the Proxy Supplement to its shareholders.

Thereafter, diligence continued with Cutrale-Safra and its representatives, which diligence concluded on or about October 14, 2014.

On October 14, 2014, the Company filed a presentation with the SEC for use with investors and the proxy advisory firms regarding the special meeting of the Company’s shareholders in connection with the Combination. The Company also issued a press release regarding the benefits of the revised transaction terms with Fyffes and providing a statement of preliminary unaudited selected results for the third quarter of 2014.

On October 15, 2014, Mr. Lonergan and a representative from Goldman Sachs had a telephone call with a representative from Cutrale-Safra, during which the representative from Cutrale-Safra stated that Cutrale-Safra was prepared to increase its offer to purchase all of the Company’s outstanding common stock to $14.00 per Share in cash, and that Cutrale-Safra would make its offer public later that day. Later that day, Cavendish Global, Burlingtown, Erichton and Offeror filed additional materials to their definitive proxy statement including a press release regarding their revised offer, an offer letter and a form of Merger Agreement. Copies of equity and debt commitment letters were also provided.

On October 15, 2014, the Strategic Transaction Committee of the Board (the “STC”) met telephonically to discuss Cutrale-Safra’s $14.00 offer, as well as the Company’s tentatively scheduled presentation to one of the proxy advisory firms later that day. The STC discussed, among other things, the Company’s understanding that, if the Cutrale-Safra offer were not accepted promptly, it could be revoked or modified at any time, and whether the offer was adequate as compared to the value expected to be realized for the Company’s shareholders in the Combination. It was the consensus of the STC, based on materials previously made available to the STC, that the $14.00 offer was not adequate as compared to the values potentially achievable pursuant to the Combination. The STC directed Goldman Sachs to speak with Cutrale-Safra to ask if the $14.00 offer was Cutrale-Safra’s best and final offer, and directed Skadden Arps to speak with Cravath regarding the STC’s discomfort with the fact that the Cutrale-Safra offer could be revoked or modified, which meant, in the view of the STC, that the Company’s shareholders would have no certainty as to whether it would still be open following a vote on the Combination.

Later in the day on October 15, 2014, at the direction of the Board, representatives from Goldman Sachs called a representative from Cutrale-Safra to ask if the $14.00 offer was Cutrale-Safra’s best and final offer. The representatives from Goldman Sachs reiterated that the Company’s focus was on price. In that regard, the representatives from Goldman Sachs noted that Mr. Lonergan was available if someone from Cutrale-Safra wanted to call regarding an increase in price. The representative from Cutrale-Safra indicated that a principal from Cutrale-Safra might be willing to call Mr. Lonergan the next day.

Later on October 15, 2014, the Board met telephonically to discuss the Company's presentation to the proxy advisory firms on October 14, 2014, and to discuss Cutrale-Safra's $14.00 per Share offer. Following additional consideration, including consultation with its outside financial and legal advisors, it was the consensus of the Board that the $14.00 offer was inadequate as compared to the Combination. The Board directed Goldman Sachs to reach out to Cutrale-Safra to convey the Board's conclusion that the $14.00 per Share offer was inadequate.

On the evening of October 15, 2014, a representative from Goldman Sachs had a telephone call with a representative from Cutrale-Safra, during which the representative from Goldman Sachs informed the representative from Cutrale-Safra that the Board thought that the $14.00 offer was inadequate and not in the best interests of the Company's shareholders, and was prepared to reject it at its meeting in the morning.

On October 16, 2014, the representative from Cutrale-Safra called a representative from Goldman Sachs and indicated that the principal from Cutrale-Safra would not be calling Mr. Lonergan and that there would be no increase in price.

In a separate telephone call that day, representatives from Skadden Arps had a telephone call with representatives from Cravath to discuss the Company’s discomfort with the fact that Cutrale-Safra’s offer could be revoked or modified at any time, and to discuss certain other issues in the form of Merger Agreement sent to the Company earlier that day. Cravath responded that it was Cutrale-Safra’s intention, assuming that the offer had not previously been accepted, that it would be able to revoke or change its $14.00 offer in the event the Company’s shareholders voted against the Combination. However, Cutrale-Safra wanted the Company to know that, if the Board determined that it wanted to accept its $14.00 offer and changed its recommendation regarding the Combination, Cutrale-Safra was prepared to work with the Company to resolve any logistical issues regarding termination of the Fyffes Transaction Agreement.

On October 16, 2014, Cavendish Global, Burlingtown, Erichton and Offeror filed a shareholder presentation with the SEC.

Early on October 16, 2014, the Board met and unanimously determined that the $14.00 offer from Cutrale-Safra was inadequate and not in the best interests of the Company’s shareholders. The Board authorized the Company’s management to issue a press release in the event that Cutrale-Safra failed to indicate a willingness to revise its offer.

Following the Board meeting, representatives from Goldman Sachs called a representative from Cutrale-Safra to inform such representative that the Company was prepared to issue a press release stating the Board’s determination that the $14.00 offer was inadequate, unless Cutrale-Safra was prepared to indicate a willingness to revise its offer. The representative from Cutrale-Safra responded that Cutrale-Safra was not prepared to do so and, thereafter, the Company issued the press release.

Also on October 16, 2014, representatives from Cravath told representatives from Skadden Arps during a telephone call that Cutrale-Safra was willing to keep its $14.00 offer open for acceptance until October 26, 2014, subject to certain conditions.

On October 17, 2014, Cutrale-Safra issued a press release in support of its $14.00 offer.

On October 20, 2014, ISS issued its report changing its recommendation and recommending that the Company’s shareholders vote in favor of the Combination.

On October 20, 2014, Cutrale-Safra submitted a revised offer letter to the Company clarifying that the offer would remain open until October 26, 2014, subject to the terms and conditions in the revised offer letter.

On October 21, 2014, Glass, Lewis & Co., LLC (“Glass Lewis”), another proxy advisory firm, advised the Company’s shareholders that it was continuing to recommend that shareholders vote against the Combination.

On October 21, 2014, Cutrale-Safra issued a press release regarding the recommendations of various proxy advisory firms in connection with the Combination.

On October 21, 2014, Cavendish Global, Burlingtown, Erichton and Offeror filed a press release noting that Glass Lewis has advised the Company’s shareholders to vote against the Combination.

On the morning of October 23, 2014, Cutrale-Safra delivered to the Company a revised offer letter pursuant to which Cutrale-Safra was offering to purchase all of the Company’s outstanding common stock at a price of $14.50 per Share in cash. Cutrale-Safra also issued a press release announcing the revised offer.

On October 23, 2014, the STC met telephonically, along with outside advisors, to discuss matters related to Cutrale-Safra’s $14.50 offer. During the call, a representative from MacKenzie Partners, Inc., the Company’s proxy advisors (“MacKenzie Partners”), informed the STC that several of the Company’s large shareholders were considering changing their vote so as to vote against the Combination, in light of Cutrale-Safra’s $14.50 offer. The STC directed Goldman Sachs to speak with Lazard, Fyffes financial advisors, to see if there was a way for the companies to provide additional value to the Company’s shareholders in the Combination without unduly delaying the shareholder votes regarding the Combination. The STC also directed Skadden Arps to engage with Cravath to attempt to resolve open issues related to the Merger Agreement.

Also on October 23, 2014, representatives from Goldman Sachs and Lazard had a telephone conversation, although no acceptable means of providing incremental value to the Company’s shareholders on the basis described were identified.

On October 23, 2014, ISS issued a report regarding Cutrale-Safra’s $14.50 offer.

On October 23, 2014, Skadden Arps sent to Cravath revised drafts of the Merger Agreement, the Company’s disclosure letter to the Merger Agreement, and mark-ups to the debt and equity commitment letters related to the transactions contemplated by the Merger Agreement. Between October 23, 2014 and the morning of October 26, 2014, Skadden Arps and Cravath exchanged multiple drafts of, and mark-ups to, these documents, and engaged in a series of discussions relating thereto.

The Board met telephonically on the evening of October 23, 2014, together with outside advisors. MacKenzie Partners informed the Board that, based on its latest analysis of proxies received, it appeared that the Combination would not gain the requisite shareholder approval at the Company’s shareholder meeting scheduled for the next day. Goldman Sachs provided an update as to its conversation with Lazard earlier that day and stated that the parties did not believe there were any ways of providing additional value to the Company’s shareholders in the Combination worth pursuing at that time. The Board then discussed Cutrale-Safra’s $14.50 offer. During the course of those discussions, the Board asked a representative of Goldman Sachs to reach out to a representative of Cutrale-Safra to see if Cutrale-Safra had any flexibility on price. The answer received was no. Following additional discussion, the Board reaffirmed its belief that the revised offer was not superior to the Combination and, as such, it was not appropriate for the Board to change its recommendation.

In light of the foregoing, the Board determined that the special meeting of the Company’s shareholders should be convened, as scheduled, on the next day. The Board also determined that the Company should enter into discussions with Cutrale-Safra regarding its $14.50 offer in the event the Company’s shareholders did not approve the Combination, given the Board’s belief that the $14.50 per Share offer was attractive relative to the Company’s prospects on a standalone basis.

Early in the morning on October 24, 2014, the Company issued a press release stating that the Board was reaffirming its recommendation that shareholders vote in favor of the Combination, and that the special meeting of the Company’s shareholders would proceed as scheduled.

Later in the morning of October 24, 2014, Fyffes delivered to the Company a notice of termination of the Fyffes Transaction Agreement, effective upon the Board changing its recommendation in favor of the Combination or the Company’s shareholders not approving the Combination.

On October 24, 2014, the Board met telephonically and reaffirmed its views of the prior evening, including the Board’s willingness to enter into discussions with Cutrale-Safra regarding its $14.50 offer, since it seemed unlikely that the Company’s shareholders would approve the Combination.

At 9:00 a.m. local time on October 24, 2014, the special meeting of the Company’s shareholders was held at the Company’s headquarters in Charlotte, North Carolina. At the meeting, the Company’s shareholders failed to approve the Combination.

Following the shareholder meeting, the Board met telephonically, along with outside advisors, to discuss next steps. The Board determined that, in light of the shareholder vote, the Company should deliver to Fyffes a notice of termination of the Fyffes Transaction Agreement and engage in discussions with Cutrale-Safra regarding its $14.50 offer. Thereafter, the Company delivered to Fyffes a notice of termination of the Fyffes Transaction Agreement.

Later in the day on October 24, 2014, Mr. Lonergan was contacted by a representative of a banana grower that said that it, together with others, might be interested in making an offer for the Company at a price in excess of $14.50 per Share. Mr. Lonergan, immediately following receipt of the inquiry, asked a representative of Goldman Sachs to reach out. The representative of Goldman Sachs reached out to learn more about the nature of the proposed offer. During the course of the conversation, the representative of Goldman Sachs encouraged the representative of the banana grower to provide the Board with any relevant information as soon as possible. Having reached out, it was determined that no offer would be forthcoming in the near term, as no diligence had been undertaken, nor had agreements been reached between the grower and the parties who supposedly would be participating in the joint offer.

In the afternoon of October 24, 2014, and during the day of October 25, 2014, discussions continued with Cutrale-Safra and its representatives to finalize the relevant documents.

On October 25, 2014, the Board met telephonically, along with outside advisors. A representative from Skadden Arps provided a detailed summary of the material terms of the Merger Agreement and the debt and equity commitment letters. At the conclusion of the meeting, the Board directed management to attempt to seek resolution on the remaining open items in the Merger Agreement, the Company’s disclosure letter and the debt and equity commitment letters prior to the Board meeting scheduled for the morning of October 26, 2014.

During the meeting, management and the Company’s advisors also reviewed the contacts from the third party regarding a possible competing proposal. Following consideration of the status of that proposal, as well as provisions of the proposed Merger Agreement regarding consideration of bona fide alternative transaction proposals, it was the consensus of the Board not to delay efforts to reach an agreement with Cutrale-Safra.

On October 26, 2014, the Board convened telephonically to consider the terms of the proposed merger with Cutrale-Safra. Prior to the meeting, the directors received, among other things, substantially final forms of the Merger Agreement (including a summary of the terms thereof) and information relating to the financial analyses to be reviewed and discussed with the Board by Goldman Sachs. Representatives from Goldman Sachs reviewed Goldman Sachs’ financial analysis of the proposed merger. Representatives from Goldman Sachs then rendered an oral opinion to the Board (which was subsequently confirmed in writing) that, as of the date of the Merger Agreement and based upon and subject to the factors and assumptions set forth in such written opinion, the $14.50 in cash per Share to be paid to the holders (other than Cavendish Global and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in this Item 4 under “Fairness Opinion of Goldman Sachs.”

After considering the proposed terms of the Merger Agreement and the various presentations from the Company’s financial and legal advisors, and taking into consideration the matters discussed during that Board meeting and prior meetings of the Board, the Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and its shareholders, approved the Merger Agreement and consummation of the transactions contemplated thereby, and subject to the terms of the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to Offeror pursuant to the Offer and, if required by applicable law, vote in favor of the approval of the Merger.

The Company and Cutrale-Safra subsequently executed the definitive Merger Agreement and, on October 27, 2014, the Company and Cutrale-Safra jointly issued a press release with respect to the transaction.

Reasons for the Recommendation

At a meeting held on October 26, 2014, the Board, in reaching the conclusions and in making the recommendation described above, considered in consultation with the Company’s management and financial and legal advisors, numerous factors, including, but not limited to, those described below.

•	The fact that the agreement with Fyffes has been terminated and, as a result, the potential benefits of such a business combination are no longer available.
•	The Board’s belief that $14.50 per Share, as illustrated in the financial analyses of its financial advisor, represents an attractive price relative to the present value of trading prices which may be achievable should the Company deliver on its current standalone business plan.
•	The fact that the Company’s business plan is subject to inherent risk and uncertainty, given the inability to control market dynamics, and other conditions such as weather or political or economic stability in geographies where the Company has substantial business.
•	The fact that the $14.50 per Share price represented a meaningful premium to recent unaffected Company trading prices, including a premium to the Company’s shareholders of:
•	approximately 33.8% of the closing price of the Shares on March 7, 2014, the last full trading day prior to the Company’s execution of the Fyffes Transaction Agreement; and
•	approximately 44.1% of the closing price of the Shares on August 8, 2014, the last full trading day prior to the announcement of Cutrale-Safra’s initial proposal;
•	The fact that the consideration is all cash, providing certainty and lower risk;
•	The opinion of Goldman Sachs rendered to the Board that, as of October 26, 2014, and based upon and subject to the factors and assumptions set forth therein, the $14.50 in cash per Share to be paid to the holders (other than Cavendish Global and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in this Item 4 under “Fairness Opinion of Goldman Sachs;”
•	The fact that the Fyffes transaction and Cutrale-Safra’s interest have been public for seven-and-a-half and two-and-a-half months, respectively, and no other party has presented a definitive proposal for the Company;
•	The fact that in the past the Company had sought to explore other strategic combination transactions without success;
•	The Board’s belief that $14.50 per Share was the highest price that the Board would be able to obtain from Cutrale-Safra;
•	The fact that the transaction is not subject to financing, and otherwise is subject only to conditions that the Board believes have a high likelihood of satisfaction on a timely basis;
•	The business reputation of the Cutrale Group and the Safra Group, including the Board’s belief, based on those reputations and other provisions in the Merger Agreement and related agreements, that these entities are likely to honor their obligations under such agreements;
•	The fact that the transaction is structured to include a first-step tender offer, which should facilitate shareholders receiving their money relatively quickly; and
•	The fact that while the Merger Agreement prohibits the Company from soliciting alternative transaction proposals, the Merger Agreement permits the Company, in certain circumstances, to furnish information to and engage in negotiations with a party that has submitted an unsolicited alternative transaction proposal. In addition, the Board considered the fact that it could terminate the Merger Agreement to accept a superior transaction proposal, subject to payment of the Company Termination Fee, prior to the consummation of the Offer.

The Board has also considered a variety of risks and other potentially negative aspects in its deliberations concerning the Offer, the Merger and the Merger Agreement. These included the following:

•	The fact that the Company’s shareholders will not participate in the Company’s potential future earnings and growth or benefit from any potential future increase in its value following the Offer and the Merger that may have been realized if the Company remained independent;
•	The effect that a public announcement of the transaction could have on the Company’s operations, stock price and employees and its ability to attract and retain key management and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption;
•	The fact that, under New Jersey law, holders of Shares would not have appraisal rights with respect to their Shares in the Offer and are not expected to have such rights in the Merger, as described below in Item 8 under “Appraisal Rights”;
•	The fact that the cash payment of the Offer Price and the Merger Consideration to holders of Shares in the Offer or the Merger, as applicable, generally will be taxable to such holders for U.S. federal income tax purposes;
•	The fact that the execution of the Merger Agreement will cause an expense reimbursement payment to become payable to Fyffes;
•	The fact that the Company Termination Fee could become payable by the Company to Cavendish Global pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement by the Company to accept a superior transaction proposal, and concluded that the fee was reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company’s shareholders; and
•	The fact that certain members of the Company’s management have interests in the Offer and the Merger, including the arrangements described above in Item 3, which arrangements include the treatment in connection with the Offer of equity and equity-based incentive compensation awards held by the Company’s executive officers and non-employee directors described under “Arrangements with Current Executive Officers and Directors of the Company.”

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material information, issues and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger and the Merger Agreement. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Fairness Opinion of Goldman Sachs

Goldman Sachs delivered its opinion to Chiquita’s board of directors that, as of October 26, 2014 and based upon and subject to the factors and assumptions set forth therein, the $14.50 in cash per Share to be paid to the holders (other than Cavendish Global and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 26, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of Chiquita’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the tender offer or how any holder of Shares should vote with respect to the transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;
•	annual reports to shareholders and Annual Reports on Form 10-K of Chiquita for the five years ended December 31, 2013;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Chiquita;
•	certain publicly available research analyst reports for Chiquita; and
•	certain internal financial analyses and forecasts for Chiquita, as prepared by Chiquita management and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “Forecasts”);

Goldman Sachs also held discussions with members of the senior management of Chiquita regarding their assessment of the past and current business operations, financial condition and future prospects of Chiquita; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Chiquita with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with Chiquita’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Chiquita’s consent that the Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chiquita. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Chiquita or any of its respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Chiquita to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Chiquita; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Cavendish Global and its affiliates) of Shares, as of the date of the opinion, of the $14.50 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Chiquita; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Chiquita, or class of such persons, in connection with the transaction, whether relative to the $14.50 in cash per Share to be paid to the holders (other than Cavendish Global and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs does not express any opinion as to the impact of the transaction on the solvency or viability of Chiquita or Cavendish Global or the ability of Chiquita or Cavendish Global to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Chiquita’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 24, 2014, the last trading day prior to the date on which Chiquita’s board of directors adopted the Merger Agreement, and is not necessarily indicative of current market conditions.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial and stock market information and public market multiples for Chiquita to corresponding financial and stock market information and public market multiples for the following publicly traded corporations in the agriculture and production industry:

•	Fyffes plc
•	Fresh Del Monte Produce Inc.

Although none of the selected companies is directly comparable to Chiquita, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Chiquita.

The financial and stock market information and public market multiples for Chiquita and the selected companies were based on information Goldman Sachs obtained from publicly available historical data and Institutional Brokers’ Estimate System, or “IBES,” estimates. The multiples were calculated using the applicable closing market prices noted below, and in the case of the 10 year median multiples, the applicable 10 year range of closing market prices, as of March 7, 2014.

With respect to Chiquita and the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of estimated 2014 EBITDA for each of Chiquita (March 7, 2014 and August 8, 2014), Fyffes (as of March 7, 2014) and Fresh Del Monte (as of August 8, 2014);
•	enterprise value as a multiple of estimated 2015 EBITDA for each of Chiquita (March 7, 2014 and August 8, 2014), Fyffes (as of March 7, 2014) and Fresh Del Monte (as of August 31, 2014);
•	enterprise value as a multiple of the median of the last twelve months EBITDA estimates over the last 10 years for each of Chiquita, Fyffes and Fresh Del Monte; and
•	enterprise value as a multiple of the median of the one-year forward EBITDA estimates over the last 10 years for each of Chiquita, Fyffes and Fresh Del Monte.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of diluted outstanding shares or 10 year range of the number of diluted outstanding shares, as applicable, of that company as reported in its public filings by the company’s closing share price or 10 year range of closing share prices, as applicable, as of the relevant date. By adding the net debt amount of each company as reported in its public filings to the equity value or 10 year range of net debt amounts, as applicable, of such company derived from the foregoing calculations, Goldman Sachs determined an implied enterprise value for each company. The following table presents the results of these calculations:

EBITDA Multiple	Chiquita	Fyffes	Fresh Del Monte
2014E	6.6x/7.5x*	7.0x	8.5x
2015E	6.3x/6.3x*	6.8x	7.6x
10 Year Median Last Twelve Months	7.7x	5.7x	7.8x
10 Year Median One-Year Forward	6.9x	5.6x	7.1x
Enterprise Value	$1,143/1,103*	$372	$1,917

*	As of March 7, 2014/August 8, 2014

Illustrative Present Value of Future Stock Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future share price of Chiquita, which is designed to provide an indication of the present value of a theoretical future value of a Chiquita’s equity as a function of Chiquita’s estimated future EBITDA and its assumed EBITDA trading multiple. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2015 and 2016 for Chiquita as a standalone company.

Goldman Sachs calculated implied per share values for the common shares of Chiquita as a standalone company for each of the fiscal years 2015 and 2016. Goldman Sachs applied a range of enterprise value to EBITDA multiples for Chiquita of 6.5x to 7.5x to the estimated EBITDA of Chiquita for each of the fiscal years 2015 and 2016, respectively, provided in the Forecasts. Goldman Sachs then discounted those values to December 31, 2014, using an illustrative discount rate of 12.0%, reflecting an estimate of the cost of equity for Chiquita. This analysis resulted in a range of implied present values per share of $9.41 to $14.31 for Chiquita as a standalone company.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis using the Forecasts for Chiquita by using free cash flows for the years 2015 and 2016, assuming no cash taxes through 2016 per Chiquita management guidance, and illustrative terminal values as of the end of year 2016 calculated based on last twelve months enterprise value to EBITDA multiples ranging from 6.5x to 7.5x as applied to Chiquita estimated terminal EBITDA. Goldman Sachs then discounted the free cash flows and ranges of illustrative terminal values to present values as of December 31, 2014, using discount rates ranging from 8.5% to 9.5%, representing estimates of the weighted average cost of capital of Chiquita, to calculate a range of illustrative enterprise values. Goldman Sachs then subtracted net debt for Chiquita as of December 31, 2014 (including the face value of Chiquita’s convertible debt) from the range of illustrative enterprise values for Chiquita and then divided the resulting difference by the number of outstanding Chiquita common shares per the treasury stock method to calculate an illustrative range of per-share present values of Chiquita of $11.15 – $14.46.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Chiquita or the transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Chiquita’s board of directors as to the fairness from a financial point of view of the $14.50 in cash per Share to be paid to the holders (other than Cavendish Global and its affiliates) of Shares pursuant to the Merger

Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Chiquita or Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid pursuant to the Merger Agreement was determined through arms-length negotiations between Chiquita and Cutrale-Safra and was approved by Chiquita’s board of directors. Goldman Sachs provided advice to Chiquita during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Chiquita’s board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to Chiquita’s board of directors was one of many factors taken into consideration by Chiquita’s board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Chiquita, Cutrale-Safra and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Chiquita in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs has received fees and expects to receive additional fees for its services in connection with the transaction, the principal portion of which is contingent upon consummation of the transaction, and Chiquita has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Chiquita and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of Chiquita’s 7.785% Senior Secured Notes due 2021 (aggregate principal amount $425 million) in January 2013 and as financial advisor to Chiquita in connection with its announced merger with Fyffes PLC, which was terminated in October 2014. During the two year period ended October 24, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided directly to Chiquita and/or to its affiliates of approximately $5.5 million. During the two year period ended October 24, 2014, Goldman Sachs has not been engaged by Cutrale-Safra or any of their respective affiliates to provide financial advisory and/or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Chiquita, Cutrale-Safra and their respective affiliates which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Cutrale-Safra and their affiliates from time to time and may have invested in limited partnership units of affiliates of Cutrale-Safra from time to time and may do so in the future.

Chiquita’s board of directors selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement, dated June 15, 2012, as extended on November 18, 2013, Chiquita engaged Goldman Sachs to act as financial advisor in connection with the transaction. Pursuant to the terms of this engagement letter, Chiquita has agreed to pay Goldman Sachs a transaction fee of approximately $17 million, $4 million of which has been paid, and the remainder of which is contingent upon consummation of the transaction. In addition, Chiquita has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, subject to any constraints which may be applicable under Section 16 of the Exchange Act.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

The Company has previously retained Goldman Sachs as its financial advisor in connection with the Company’s consideration of various strategic alternatives. Pursuant to the terms of an engagement letter, the Company has agreed to pay Goldman Sachs a fee following receipt of an unsolicited proposal, such as the one received from Cutrale-Safra, of which $1.5 million was payable upon receipt of the proposal and an additional fee of $1.25 million will be payable on the first day of each month thereafter, such amounts paid not to exceed $5 million in the aggregate. Should a transaction be consummated, Goldman Sachs will be entitled to a transaction fee of 1.20% of the aggregate consideration paid, subject to a credit for any fees paid pursuant to the preceding sentence. The Company had also retained Goldman Sachs as its financial advisor in connection with the Combination. Pursuant to the terms of an engagement letter, in connection with the Combination, the Company had agreed to pay Goldman Sachs a transaction fee of approximately $4 million, the principal portion of which was contingent upon consummation of the Combination and, accordingly, is no longer payable. Under both agreements, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

The Company had retained MacKenzie Partners to assist it in connection with the Company’s communications with its shareholders in connection with the Combination, as well as other transactions, including the Offer. The Company has also retained MacKenzie Partners to assist in soliciting proxies in connection with solicitation of proxies relating to the Company’s special meeting in connection with the proposed combination with Fyffes. The Company has agreed to pay MacKenzie Partners customary fees as may be mutually agreed. In addition, the Company will reimburse MacKenzie Partners for its reasonable disbursements.

The Company had also retained Alliance Advisors, LLC to assist in connection with communications with its shareholders. The Company has agreed to pay customary fees as may be mutually agreed. In addition, the Company will reimburse Alliance Advisors, LLC for its reasonable disbursements.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor, including in connection with the Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company will reimburse Joele Frank for its reasonable disbursements.

Item 6. Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to Shares have been effected by the Company, or to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)		Nature of Transaction
Kerrii B. Anderson	June 30, 2014	933	10.85		Director Compensation	(1)
	September 30, 2014	713	14.20		Director Compensation	(1)
Kevin R. Holland	August 3, 2014	5,721		(2)	Vesting of Equity Award
		1,897	9.59		Withholding of Shares	(3)
	August 23, 2014	9,326		(5)	Vesting of Equity Award
		3,092	13.96		Withholding of Shares(3)

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)		Nature of Transaction
Brian W. Kocher	August 3, 2014	6,730		(2)	Vesting of Equity Award
		2,231	9.59		Withholding of Shares	(3)
		673	9.63		Sale of Shares	(4)
	August 23, 2014	11,140		(5)	Vesting of Equity Award
		3,693	13.96		Withholding of Shares	(3)
		1,114	14.10		Sale of Shares	(4)
Manuel Rodriguez	August 3, 2014	5,048		(2)	Vesting of Equity Award
		1,555	9.59		Withholding of Shares	(3)
		505	9.63		Sale of Shares	(4)
	August 23, 2014	2,850		(5)	Vesting of Equity Award
		878	13.96		Withholding of Shares	(3)
		285	14.13		Sale of Shares	(4)
James E. Thompson	August 3, 2014	5,048		(2)	Vesting of Equity Award
		1,674	9.59		Withholding of Shares	(3)
		505	9.63		Sale of Shares	(4)
	August 23, 2014	8,031		(5)	Vesting of Equity Award
		2,663	13.96		Withholding of Shares	(3)
		803	14.10		Sale of Shares	(4)

(1)	Represents 25% of Ms. Anderson’s quarterly fees for service on the Board and its committees that she elected to defer into common stock units under the Directors Deferred Compensation Program. The Shares were valued at $10.85 and $14.20 based on the closing price of a Share on June 30, 2014 and September 30, 2014, respectively.
(2)	Represents vesting of a portion of a restricted stock unit award granted in 2010.
(3)	Shares withheld to satisfy tax liability, based on the fair market value of the Common Stock on the vesting date.
(4)	Shares sold pursuant to a previously adopted Rule 10b5-1 trading plan. The Shares were sold in multiple transactions; the price reported is a weighted average price.
(5)	Represents vesting of a portion of a restricted stock unit award granted in 2011.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Company does not have any knowledge of any negotiation being undertaken or engaged in by the Company that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the annexes or exhibits to this Statement or the Offer, to the knowledge of the Company, there are no transactions, Board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information

Selected Company Forecasts

The Company, as a matter of course, does not make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Offer and Merger, certain financial forecasts, projections and estimates prepared by the management of the Company relating to the future financial performance of the Company (the “Company Projections”) were provided to Goldman Sachs, which was authorized by the Company to use and rely upon the Company’s Projections without independent verification, and to Offeror and Cavendish Global and certain of their representatives. The inclusion of information about the Company’s Projections in this Statement should not be regarded as an indication that any of the Company or any recipient of this information considered, or now considers, the Company Projections to be predictive of actual future results. The information about the Company Projections included in this Statement is presented solely because the Company Projections were provided to the Board, Goldman Sachs and Offeror and Cavendish Global and certain of their representatives.

The Company Projections rely on numerous estimates and assumptions to derive the projections for net sales and EBITDA. The principal assumptions reflected in the Company Projections for the year ending December 31, 2014 include: overall sales growth driven by volume and improvements in pricing and product mix; banana volume growth following GDP growth; salads sales growth is from investing in new products and categories; escalations in cost of goods driven by inflationary pressures on wages and key components, partially offset by productivity initiatives; escalation in costs of purchased fruit and raw product also driven by inflationary pressures on wages and key components, partially offset by productivity initiatives; higher logistics costs due to increases in bunker fuel costs and end of gains on sale/leaseback of vessels; absence of 2013 Midwest plant consolidation (Streamwood) costs of $18 million; increased marketing investment to support both the Fresh Express and Chiquita brands; SG&A costs being flat to slightly down as a percentage of sales; Euro exchange rate of $1.32 per euro; no significant change in performance of smaller businesses; and there will be no material changes in the Company’s management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2014. The Company Projections for 2015 and 2016 apply higher level forecast assumptions, including: volume assumptions; price; production costs; fruit and raw product sourcing costs; logistics costs; SG&A and overhead costs; and euro exchange rate. For net sales the primary assumptions are related to pricing, volume, mix (primarily in our salads) and euro exchange rate that combined result in an approximately 3% annual growth rate in net sales for 2015 and 2016, respectively. In determining the assumptions for costs (production costs; fruit and raw product sourcing costs; logistics costs; SG&A and overhead costs; and euro exchange rate), an inflationary assumption is applied and is partially offset by productivity and efficiency gains. This results in average cost increase assumptions that range from approximately 1 – 2%.

The Company Projections are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Company Projections reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the Company’s business, including the factors described or referenced under below in this Item 8 under “Cautionary Statement Regarding Forward-Looking Statements” and/or the risk factors included in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and other documents of the Company on file with the SEC, all of which are difficult to predict and many of which are beyond the Company’s control. Many of the assumptions reflected in the Company Projections are subject to change and none of the Company Projections reflect revised prospects for the Company’s business, changes in general business or economic conditions or any other transactions or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. The Company Projections speak as of the date that they were made available to the Company’s financial advisor. None of Cavendish Global, Offeror or the Company assumes any obligation, nor does Cavendish Global, Offeror or the Company intend, to update or otherwise revise the Company Projections. There can be no assurance that the results reflected in any of the Company Projections will be realized or that actual results will not materially vary from the Company Projections. In addition, since the Company Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the Company Projections in this Statement should not be relied on as predictive of actual future events nor construed as financial guidance.

The Company’s shareholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s businesses and for information regarding historical results. The Company’s shareholders should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this Item 8 for additional information regarding the risks inherent in forward-looking information such as the financial projections.

The Company Projections were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the Company’s independent registered public accounting firm has not compiled, examined, or performed any procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on the Company Projections or the achievability of the results reflected in the Company Projections, and they assume no responsibility for the Company Projections. Certain of the financial projections set forth herein, including those for EBITDA, may be considered non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

For the reasons described above, readers of this Statement are cautioned not to unduly rely on the Company Projections. The Company has not made any representation to Cutrale-Safra or any other person in the Merger Agreement or otherwise concerning any of the Company Projections.

The following tables present, subject to the foregoing, a summary of the Company Projections.

	Company Projections (in millions, except per share amounts) Fiscal Year Ended December 31,
	2014	2015	2016
Net Sales	$3,225	$3,317	$3,407
EBITDA(1)	$144	$160	$175

(1)	Non-GAAP measure. For this purpose, EBITDA means earnings before interest, taxes, depreciation and amortization.

Set forth below are the estimates of free cash flow for fiscal years 2015 and 2016 that were calculated for use by the Company’s financial advisor in performing its discounted cash flow analysis, as discussed under Item 4 under “Fairness Opinion of Goldman Sachs.”

	Company Free Cash Flow (in millions) Fiscal Year Ended December 31,
	2015	2016
Free Cash Flow(1)	$89	$104

(1)	Non-GAAP measure. For this purpose, Free Cash Flow means EBITDA less cash taxes and capital expenditures and less the amount of any increase and plus the amount of any decrease in working capital.

The estimates of the Company’s free cash flow for fiscal years 2015 and 2016 were calculated based on the Company Projections, which are set out above.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on October 31, 2014, based on the Offer price of $14.50 per Share, and that the named executive officers experience a qualifying termination under the executive’s employment agreement (for Mr. Lonergan) or CIC Agreement (for the other named executive officers) on December 31, 2014. For more information relating to these arrangements and the material conditions and obligations applicable to the receipt of benefits under the arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)	Total ($)
Edward F. Lonergan	1,900,000	12,341,223	0	11,093	0	0	14,252,316
Rick P. Frier	2,070,500	2,669,885	0	43,541	0	0	4,783,926
Brian W. Kocher	2,132,000	5,329,533	0	60,876	0	0	7,522,409
Kevin R. Holland	1,876,250	4,403,360	0	60,183	0	0	6,339,793
James E. Thompson	1,824,000	4,349,464	0	60,746	0	0	6,234,210

(1)	This amount includes severance and target bonus which would be payable under the Lonergan Employment Agreement and the CIC Agreements as currently in effect in the event of a qualifying termination of the executive’s employment following a change in control (i.e. “double trigger”).
(2)	This amount includes the value of unvested restricted stock units, unvested performance-vesting restricted stock units, unvested relocation awards and unvested stock price vesting restricted stock awards, the vesting of which will be accelerated upon the closing of the Offer (based on the Offer price of $14.50 per Share). Also includes for Mr. Lonergan, (i) $9,821,223, which represents the difference between the $14.50 per Share consideration being offered to shareholders in the Offer and the $7.68 per Share exercise price of vested stock options, multiplied by 1,440,062, the number of Shares subject to the stock options; and (2) $2,520,000, which is the value of the performance award which was to be granted to Mr. Lonergan under the terms of his employment agreement. But for the payment in respect of the stock options and the performance award to Mr. Lonergan described in the preceding sentence, all of these payments are paid in connection with the transaction (“single-trigger”) without requiring a termination of employment.
(3)	None of the executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with a qualifying termination.
(4)	Reflects the value of post-termination benefits to be received by the executive under the Lonergan Agreement and the CIC Agreements, as applicable, in the event of a qualifying termination of employment. Includes $18,500 in outplacement services for each executive officer named above except for Mr. Lonergan and health and welfare benefits in the following amounts: Mr. Lonergan, $11,093; Mr. Frier, $25,041; Mr. Kocher, $43,376; Mr. Holland, $41,683; and Mr. Thompson, $42,246.
(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.

New Jersey Business Corporation Act

The Company is incorporated under the laws of the State of New Jersey. Sections 14A:10A-1 to 14A:10A-6 of the NJBCA restrict the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant business operations in New Jersey (a “resident domestic corporation”) may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder’s becoming such unless that business combination is approved by the board of directors of the resident domestic corporation prior to that interested shareholder’s stock acquisition date. An “interested shareholder” is any person (other than the resident domestic corporation or its subsidiary) that (1) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

In addition, after the five-year period a resident domestic corporation may not engage in a business combination with an interested shareholder other than (1) a business combination approved by the board of directors of such corporation prior to the stock acquisition, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting for such purpose or (3) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder or available in the marketplace.

A covered New Jersey corporation may not opt out of the foregoing provisions. The Merger Agreement provides, among other things, that the Board has declared advisable, fair to and in the best interests of the Company and its shareholders and approved the Offer and the Merger and that, by virtue of such declaration by the Board, the NJBCA is rendered inapplicable to the Merger Agreement and the transactions contemplated thereby.

The foregoing description of the NJBCA is not complete and is qualified in its entirety by reference to the provisions of Sections 14A:10A-1 to 14A:10A-6 of the NJBCA.

Other State Anti-Takeover Laws

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In the event that it is asserted that one or more state takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Merger. In such case, according to the Offer, Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer. Cavendish Global and Offeror have agreed under the Merger Agreement to take all actions necessary, subject to certain limited exceptions in the Merger Agreement, to avoid or eliminate any impediment under merger control and similar laws so as to permit the transactions contemplated by the Merger Agreement to be consummated.

Required Approvals

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the NJBCA. If, after consummation of the Offer and any exercise of the Top-Up Option, the number of shares beneficially owned by Cavendish Global, Offeror and any other affiliates of Cavendish Global collectively represent at least ninety percent (90%) of then-outstanding Shares, the Merger will be completed as promptly as reasonably practicable without a meeting of the Company’s shareholders as permitted by NJBCA Section 14A:10-5.1 and otherwise as provided in the Merger Agreement. In general, to complete the merger, if a shareholder vote is required, the Company must obtain approval by the affirmative vote of a majority of the votes cast by the Company’s shareholders entitled to vote on the Merger.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Offeror an irrevocable top-up option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by Cavendish Global, Offeror and any other affiliates of Cavendish Global collectively at the time of exercise (after giving effect to the completion of the Offer), would constitute one Share more than ninety percent (90%) of the total number of Shares then outstanding (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes, Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and the Company ESPP that will be extinguished in exchange for a cash payment pursuant to Section 6.10 of the Merger Agreement and after giving effect to the issuance of the Top-Up Shares) at a price per Top-Up Share equal to the Offer Price. The

Top-Up Option will not be exercisable (i) for a number of Shares in excess of the Company’s then authorized but unissued Shares (giving effect to Shares reserved for issuance under Company Benefit Plans and pursuant to the exercise of any other securities convertible into or exchangeable into Shares, if any, as if such Shares were outstanding) and (ii) unless, immediately after the issuance of the Top-Up Shares, the number of Shares owned by Cavendish Global, Offeror and any other affiliates of Cavendish Global (after giving effect to the completion of the Offer) will constitute more than 90% of the Shares that will then be outstanding (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes, Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and Shares that may be acquired pursuant to the Company ESPP that will be extinguished in exchange for a cash payment pursuant to Section 6.10 of the Merger Agreement).

If there shall have not been validly tendered and not validly withdrawn that number of Shares which, when added to the number of Shares beneficially owned by Cavendish Global, Offeror and any other affiliates of Cavendish Global, would constitute at least ninety percent (90%) of the total Shares outstanding at the Acceptance Time (calculated on a fully diluted basis excluding securities convertible into Shares pursuant to the Convertible Notes and Shares issuable upon the exercise or vesting of Company Stock Options, Company RSUs, Deferred Share Rights and Shares that may be acquired pursuant to the Company ESPP that will be extinguished in exchange for a cash payment pursuant to Section 6.10 of the Merger Agreement), Offeror shall be deemed to have exercised the Top-Up Option and on such date shall give the Company prior written notice specifying the number of Shares directly or indirectly owned by Cavendish Global, Offeror and any other affiliates of Cavendish Global at the time of such notice (after giving effect to the completion of the Offer). The Company shall, as soon as practicable following receipt of such notice (and in any event no later than the completion of the Offer), deliver written notice to Offeror specifying, based on the information provided by Offeror in its notice, the number of Top-Up Shares.

At the closing of the purchase of the Top-Up Shares, which shall take place simultaneously with the completion of the Offer, (i) Cavendish Global or Offeror shall pay to the Company the aggregate purchase price required to be paid for the Top-Up Shares, at the election of Cavendish Global and Offeror, in cash or, if permitted by the Company’s Credit Agreement (including after giving effect to any clearance relating thereto), by delivery of a promissory note having full recourse to Cavendish Global (which shall bear simple interest at a rate of five percent (5%) per annum and shall mature six (6) months following the date of execution and delivery, may be prepaid, in whole or in part, at any time without premium or penalty and shall have no other material terms) and (ii) the Company shall cause to be issued to Cavendish Global or Offeror a certificate representing the Top-Up Shares, which certificate may include any legends required by applicable securities laws.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Appraisal Rights

Holders of Shares do not have appraisal rights as a result of the Offer or the Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under New Jersey law and is qualified in its entirety by reference to New Jersey law.

United States Antitrust Clearance

Under the Hart-Scott-Rodino Act (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Mr. Joseph Safra, Mr. Jose Luis Cutrale and the Company are required to file a Premerger Notification and Report Form with the FTC and DOJ relating to the proposed acquisition of the Company by Cavendish Global no later than November 17, 2014. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day (or if such date is not a business day, the next business day after such date) from the time of Cavendish Global’s filing of the Premerger Notification and Report Form, unless terminated earlier by the DOJ or the FTC. Mr. Joseph Safra, Mr. Jose Luis Cutrale and the Company intend to make a request for early termination under the HSR Act. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material (a “Second Request”) relevant to the Offer. If a Second Request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after Cavendish Global’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or consent of the parties.

At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Foreign States Antitrust Clearance

The Offer may also trigger antitrust notifications in the following jurisdictions: European Union, Switzerland, Ukraine, Russia, Turkey, Ecuador and Costa Rica.

European Competition Authorities

Under the EC Merger Regulation, the Offer may not be implemented unless the Offer is notified to the European Commission and the European Commission approves the transaction, subject to the fulfillment of any conditions, where applicable. The Company and Cutrale-Safra intend to file a notification on Form CO with the European Commission for review in connection with the Offer as soon as practicable.

Other Regulatory Approvals

To the extent that any other regulatory clearances are required in accordance with applicable law, the receipt of such clearances in any applicable jurisdiction shall be a condition to the consummation of the Offer if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company.

Litigation

On October 7, 2014, a purported shareholder of the Company filed a putative class action in Federal Court in New Jersey challenging the Combination. The case is captioned City of Birmingham Firemen’s and Policemen’s Supplemental Pension System v. Chiquita Brands International Inc., et al., Case Number 14-6200-NLH-AMD (D.N.J.). On October 16, 2014, the judge in the case entered an order that, among other things, denied plaintiff’s request for expedited discovery and required the parties to appear for a show cause hearing on October 23, 2014, on plaintiff’s application for a preliminary injunction regarding the Combination.

On October 21, 2014, the plaintiff voluntarily withdrew its application for a preliminary injunction and notified the court that it will instead pursue a damages action. Under the current scheduling order, the plaintiff has until November 21, 2014 to file an amended complaint. The Company and its board of directors believe that the claims asserted against them by the plaintiff are without merit and will defend this case vigorously.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement may include forward-looking statements, both with respect to the Company and its industry, that reflect management’s current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would,” “target,” “estimate,” “goal,” “hope,” “aim,” “continue,” “could,” “should” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Company’s and management’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, shareholders should not place undue reliance on any such statements. These factors include, but are not limited to, the following:

•	uncertainties as to the timing of the closing of the Offer;
•	uncertainties as to how many of the Company’s shareholders will tender their Shares in the Offer;

•	the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners;
•	risks that shareholder litigation in connection with the Offer may result in significant costs of defense, indemnification and liability; and
•	the risk that competing offers will be made.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and other documents of the Company on file with the SEC. Any forward-looking statements made in this Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company and management will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Except to the extent required by applicable law, the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 9. Exhibits

The following exhibits are filed with this statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 4, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(6)	Summary Newspaper Advertisement, dated November 4, 2014 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(7)	Joint Press Release of the Company and Cutrale-Safra, dated October 27, 2014 (incorporated by reference to the Schedule 14D-9 filed by Chiquita on October 27, 2014).
(a)(8)	Letter, dated October 27, 2014, from Edward F. Lonergan, the President and Chief Executive Officer of the Company, to Company employees (incorporated by reference to the Schedule 14D-9 filed by the Company on October 27, 2014).
(a)(9)	Frequently Asked Questions to Chiquita employees (incorporated by reference to the Schedule 14D-9 filed by the Company on October 27, 2014).
(a)(10)	Letter, dated October 27, 2014, to Chiquita customers (incorporated by reference to the Schedule 14D-9 filed by the Company on October 27, 2014).
(a)(11)	Letter, dated October 27, 2014, to Chiquita suppliers/growers (incorporated by reference to the Schedule 14D-9 filed by the Company on October 27, 2014).
(a)(12)	Opinion of Goldman Sachs & Co., dated as October 26, 2014 (incorporated by reference to Annex A attached to this Statement).
(a)(13)	Letter to Shareholders of the Company, dated November 4, 2014.
(e)(1)	Agreement and Plan of Merger, dated as of October 26, 2014, by and among the Company, Cavendish Global Limited, Cavendish Acquisition Corporation, and, solely for purposes of Article IX of the Merger Agreement, Burlingtown UK LTD and Erichton Investments Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated October 27, 2014).
(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 11, 2014 and incorporated by reference.
(e)(3)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on August 6, 2014 and incorporated by reference.
(e)(4)	Excerpts from the Supplement No. 1 to the Company’s Definitive Proxy Statement on Schedule 14A, filed on October 10, 2014 and incorporated by reference.
(e)(5)	Long-Term Incentive Program 2012 – 2014 Terms (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2012).
(e)(6)	Form of Restricted Stock Award and Agreement for employees, including executive officers, approved on February 14, 2011, applicable to grantees who may retain “Retirement” prior to issuance of the Shares (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).

Exhibit No.	Description
(e)(7)	Form of Restricted Stock Award and Agreement for employees, including executive officers, approved on February 14, 2011, applicable to grantees who will not retain “Retirement” prior to issuance of the Shares (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the quarter ended December 31, 2010).
(e)(8)	Restricted Stock Unit Award Agreement from the Company to Edward F. Lonergan, dated October 8, 2012 with respect to an aggregate 231,065 Shares of common stock (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).
(e)(9)	Restricted Stock Unit Award Agreement from the Company to Edward F. Lonergan, dated September 8, 2014 with respect to an aggregate 79,412 Shares of common stock.
(e)(10)	Stock Option Award Agreement from the Company to Edward F. Lonergan, dated October 8, 2012 with respect to an aggregate 1,440,062 Shares of common stock (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).
(e)(11)	Employment Agreement entered into October 1, 2012 between the Company and Edward F. Lonergan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012).
(e)(12)	Amendment to Employment Agreement entered into September 8, 2014 between the Company and Edward F. Lonergan.
(e)(13)	Company Stock and Incentive Plan, conformed to included amendments through March 31, 2010 (incorporated by reference to Appendix A to the Company’s Proxy Statement filed as part of Schedule 14A on April 13, 2010).
(e)(14)	Executive Officer Severance Pay Plan, conformed to include amendments through January 30, 2011 (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).
(e)(15)	Form of Change in Control Severance Agreement being used on and after August 22, 2014.
(e)(16)	Amended and Restated Directors Deferred Compensation Program, conformed to include amendments through July 8, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).
Annex A	Opinion of Goldman Sachs & Co., dated October 26, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

By:	/s/ James E. Thompson Name: James E. Thompson, Esq. Title: Executive Vice President, General Counsel and Secretary

Dated: November 4, 2014

Annex A

PERSONAL AND CONFIDENTIAL

October 26, 2014
Board of Directors
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Cavendish Global Limited (“Cavendish”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (“Company Shares”), of Chiquita Brands International, Inc. (the “Company”) of the $14.50 in cash per Company Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 26, 2014 (the “Agreement”), by and among Cavendish, Cavendish Acquisition Corporation, a wholly owned subsidiary of Cavendish, the Company and, solely for purposes for Article IX of the Agreement, Burlingtown UK LTD and Erichton Investments Ltd (collectively, the “Guarantors”). The Agreement provides for a tender offer for all of the Company Shares (the “Tender Offer”) pursuant to which Cavendish will pay $14.50 in cash per Company Share for each Company Share accepted. The Agreement further provides that, following completion of the Tender Offer, Cavendish Acquisition Corporation will be merged with and into the Company (the “Merger”) and each outstanding Company Share (other than Company Shares already owned by Cavendish or Cavendish Acquisition Corporation) will be converted into the right to be paid $14.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Cavendish, the Guarantors, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We have received fees and expect to receive additional fees for our services in connection with our engagement, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of the Company’s 7.875% Senior Secured Notes due 2021 (aggregate principal amount $425 million) in January 2013, and as financial advisor to the Company in connection with its announced merger with Fyffes PLC, which was terminated in October 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Cavendish, the Guarantors and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Guarantors and their affiliates from time to time and may have invested in limited partnership units of affiliates of the Guarantors from time to time and may do so in the future.

Board of Directors
Chiquita Brands International, Inc.
October 26, 2014

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for Company Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Cavendish and its affiliates) of Company Shares, as of the date hereof, of the $14.50 in cash per Company Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any otherclass of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $14.50 in cash per Company Share to be paid to the holders (other than Cavendish and its affiliates) of Company Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Cavendish, or the Guarantors or the ability of the Company, Cavendish or the Guarantors to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors
Chiquita Brands International, Inc.
October 26, 2014

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $14.50 in cash per Company Share to be paid to the holders (other than Cavendish and its affiliates) of Company Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)